051 Putnam Municipal Income Fund attachment
3/31/05 Annual

77C
Results of March 10, 2005 shareholder meeting
(Unaudited)

A special meeting of shareholders of the fund was held on March 10, 2005.

Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Municipal Income Fund to Putnam Tax Free High Yield Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam Tax Free High Yield Fund, the assumption by Putnam Tax Free High Yield Fund of the liabilities of Putnam Municipal Income Fund and the distribution of such shares to the shareholders of Putnam Municipal Income Fund in complete liquidation of Putnam Municipal Income Fund.


 Votes             Votes             Abstentions
 For	           Against

 28,914,711       2,132,903          1,902,246




 All tabulations are rounded to the nearest whole number.